

July 30, 2013

Via Facsimile
E. Nikolas Tavlarios
President
Aegean Marine Petroleum Network Inc.
10, Akti Kondili
Piraeus 185 45 Athens
Greece

> **Re:** **Aegean Marine Petroleum Network Inc.**
> **Registration Statement on Form F-3**
> **Filed July 3, 2013**
> **File No. 333-189813**

Dear Mr. Tavlarios:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. It is not clear to us whether your registration statement is covering all of the securities that you may offer thereunder. For example, you state that you "may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above," in each case referring to shares of your common stock, including related preferred stock purchase rights, shares of your preferred stock, your debt

securities, your warrants, your purchase contracts and your units. However, neither your calculation of registration fee table nor the filed legality opinion appear to cover all such securities. Please revise your registration statement and obtain a new legality opinion, as appropriate, or tell us why you do not need to.

Information Incorporated by Reference, page 31

2.   Please revise to specifically state that you are incorporating by reference documents filed after the date of the initial filing of your registration statement and before its effectiveness.

Exhibit Index

3.   Please note that it is inappropriate to incorporate by reference a Form T-1 from a post-effective amendment or a Form 8-K. See *Compliance and Disclosure Interpretations: Trust Indenture Act of 1939*, Item 206.01 at *http://sec.gov/divisions/corpfin/guidance/tiainterp.htm*. Please revise.

4.   We note that you are incorporating by reference the indenture. Please note that you may not incorporate by reference a form of agreement. See Instruction 1 to Item 601 of Regulation S-K. In addition, please note that an indenture must be filed at the time of effectiveness under the Trust Indenture Act. Please file the indenture with your next amendment.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Gary J. Wolfe
        Seward & Kissel LLP